UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549	OMB APPROVAL
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FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number	001-14678
Canadian Imperial Bank of Commerce, NYSE Alternext US LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Commerce Court, Toronto, Ontario, Canada M5L1A2
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Note	Exchange Symbol	Maturity Date	CUSIP

MERITS #27 - Equity Target Redemption Premium Yield Generator Note Linked to a Basket of 10 Large-Cap U.S. Stocks	MRS.Y	April 1, 2013	13605FBD9
MERITS #25 - Equity Target Redemption Premium Yield Generator Note Linked to a Basket of 10 Large-Cap U.S. Stocks	MRS.X	December 26, 2012	13605FBB3
MERITS #22 - Premium Yield Generator Note Linked to a Basket of 10 Large-Cap U.S. Stocks	MRS.V	August 31, 2011	13605FAX6
MERITS #21 - Principal Protected "Performance Allocation" Note Linked to a Global Basket	MRS.U	July 29, 2010	13605FAW8
MERITS #20 - Premium Yield Generator Note Linked to a Basket of 10 Large-Cap U.S. Stocks	MRS.T	June 30, 2011	13605FAV0
MERITS #19 - Principal Protected Note Linked to the S&P 500 Index	MRS.S	June 15, 2010	13605FAU2
MERITS #18 - Yield Generator Note #4 Linked to a Basket of 10 Large-Cap U.S. Stocks	MRS.R	May 13, 2010	13605FAT5
MERITS #17 - Principal Protected Note Linked to the DJIA - 2% Annual Coupon	MRS.Q	April 29, 2010	13605FAS7
MERITS #16 - Yield Generator Note #3 Linked to a Diversified Basket of Ten Stocks	MRS.P	March 31, 2011	13605FAR9
MERITS #14 - Yield Generator Note #2 Linked to a Basket of 10 Large-Cap U.S. Stocks	MRS.N	February 14, 2011	13605FAP3
MERITS #13 - Principal Protected Note Linked to the S&P 500 Index	MRS.M	December 31, 2008	13605FAN8
MERITS #12 - Yield Generator Note #1 Linked to a Basket of 10 Large-Cap U.S. Stocks	MRS.L	December 22, 2010	13605FAM0
MERITS #11 - Principal Protected Note Linked to the DJIA	MRS.K	January 30, 2009	13605FAL2
MERITS #10 - Principal Protected Note Linked to the S&P 500 Index	MRS.J	March 31, 2009	13605FAK4
MERITS #9 - Principal Protected Note Linked to the DJIA	MRS.I	August 31, 2011	13605FAJ7
MERITS #8 - Principal Protected Note Linked to the NASDAQ-100 Index	MRS.H	August 1, 2011	13605FAH1
MERITS #7 - Principal Protected "Optimizer" Note Linked to a Basket of 10 U.S. Stocks	MRS.G	June 30, 2009	13605FAG3
MERITS #6 - Principal Protected Note Linked to the S&P 500 Index	MRS.F	June 30, 2011	13605FAF5
MERITS #5 - Principal Protected "Optimizer" Note Linked to a Basket of 10 U.S. Stocks	MRS.E	April 30, 2009	13605FAE8
MERITS #4 - Principal Protected "Optimizer" Note Linked to a Basket of 10 U.S. Stocks	MRS.D	March 31, 2009	13605FAD0
MERITS #3 - Principal Protected "Optimizer" Note Linked to a Basket of 10 U.S. Stocks	MRS.C	March 5, 2009	13605FAC2
MERITS #2 - Principal Protected "Optimizer" Note Linked to a Basket of 10 U.S. Stocks	MRS.B	January 30, 2009	13605FAB4
MERITS #1 - Principal Protected "Callable" Note Linked to the S&P 500 Index	MRS.A	July 30, 2010	13605FAA6

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

 ☐17 CFR 240.12d2-2(a)(1)

 ☐17 CFR 240.12d2-2(a)(2)

 ☐17 CFR 240.12d2-2(a)(3)

 ☐17 CFR 240.12d2-2(a)(4)

☐Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Canadian Imperial Bank of Commerce certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 10 , 2008	By	/s/ William Haney	Authorized Signatory
Date	Name		Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.
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